Exhibit 99.1

NR 15-07

Gold Reserve Provides Update to French Legal activities

SPOKANE, WASHINGTON, April 16, 2015

Gold Reserve Inc. (TSX.V:GRZ) (OTCQB:GDRZF) (the “Company”) is pleased to report on recent developments occurring in the Paris Court of Appeal in relation to Venezuela’s attempt to annul the US $740 million arbitral award dated September 22, 2014 (the “Award”) rendered in the Company’s favor.

Annulment Proceedings before the Paris Court of Appeal

Venezuela has filed its case with the Paris Court of Appeal to annul or set aside the September 22, 2014 ICSID Award arguing, amongst other things, that the Tribunal lacked jurisdiction, violated its fundamental procedural rights, exceeded its mandate (or mission) and violated international public order (or policy).  According to the schedule established by the Court, the written pleadings will be closed by October 15, 2015 with the hearing of Venezuela’s application to annul set for November 3, 2015.

The application will be heard by a panel of three judges from Division 1 of the Court’s Pôle 1, which is the division whose judges specialize in international and arbitration disputes.  At this stage, the Company expects that a judgment on Venezuela’s application will be rendered before the end of the year, although this is a matter over which the Company has no control.

The exequatur, or recognition, of the Company’s ICSID Award as a judgement of the Court, granted on January 29, 2015, is not appealable and remains in full force and effect since Venezuela was denied its motion to stay the execution of the Award.  In addition, the existence of the annulment proceedings of the September 22, 2014 Award, and/or the December 15, 2014 reconfirmation of the Award, does not affect the finality of the Award or its enforceability in the interim.

Background of Annulment Proceedings

In late October 2014, Venezuela filed an application before the Paris Court of Appeal, declaring its intent to have the September 2014 Award annulled or set aside. Under French law, the annulment of an award is only available in very limited circumstances, intended primarily for cases in which the petitioner can demonstrate that the Tribunal exceeded its powers, denied the parties due process in the arbitration, or issued an award that somehow offends against international public order (the term used in American legal terminology is “public policy”).  This procedure does not permit a review on the merits of the Award, or to re-try the case heard by the Tribunal.

In addition, the Company also advises that Venezuela has filed before the Paris Court of Appeal an application to annul the December 15, 2014 decision of the Tribunal dismissing Venezuela’s motion to correct the Award (pursuant to which, Venezuela was alleging that through various “clerical, arithmetical or similar errors”, the Tribunal had incorrectly awarded the Company an excess of $361 million in damages).  The process will be the same as in the annulment proceedings related to the September 22, 2014 Award with the Court establishing a pleading and hearing schedule after Venezuela files its case on or before June 5, 2015.

The Company’s Position

The Company remains firmly committed to the enforcement and collection of the Award, including interest and costs, in full, and will continue to vigorously pursue all available remedies. The Award, now amounting to approximately US $750 million, continues to accrue interest at the rate of Libor plus 2% per annum.

Gold Reserve’s President Doug Belanger stated, “We are very pleased with the pleading and hearing date schedule relating to Venezuela’s application to annul the Award.  The additional filing of the application to annul the December 15, 2014 clarification decision by the ICSID tribunal is, in the opinion of the Company, another blatant attempt by Venezuela to evade its obligations and the Company will vigorously oppose these proceedings.  We will pursue all available avenues to achieve our objective to collect the Award by bringing this matter to its proper conclusion either through our continuing settlement discussions with Venezuela or the seizing of assets in execution of a judgment of a court.”

Information regarding the Company can be found in its regulatory filings and by going to the following websites: www.goldreserveinc.com, www.sec.gov and www.sedar.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” or “forward-looking information” as such terms are defined under applicable U.S. and Canadian securities laws (collectively referred to herein as “forward-looking statements”) with respect to the ICSID Arbitral Award related to the wrongful actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1).  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies such as, among other things, the Company’s ability to collect such Arbitral Award.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include the timing of and amount of collection of the Award, if at all.

This list is not exhaustive of the factors that may affect any of Gold Reserve's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable U.S. or Canadian securities laws.

Gold Reserve Inc.

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

 “Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”